
LEGIT COOKIE DOUGH.
DOUGHP
DOUGHP

INVEST IN **DOUGHP**

America's favorite mission-driven cookie dough. (AS SEEN ON SHARK TANK, twice!)

LEAD INVESTOR



Cheri Garcia

I decided to be the lead investor in Doughp, because I believe in the Founder and the mission. Anybody can make cookies, but it takes hustle and grit to sell cookies. I know Kelsey has what it takes, because she's already proven that by selling $13 million in cookie dough, while navigating a pivot through the pandemic -- and all while staying sober. That's Doughp! Doughp is more than just cookie dough. Its mission to spread awareness about mental health and addiction is near and dear to my heart. Investing in Kelsey is a very special milestone for me personally, because I am now four years sober. I have seen Kelsey grow this business by watching her activity over the past few years on LinkedIn. Going back and reading through her journey hits so close to home, because she shares how each business milestone is a result of the "gifts of sobriety." Speaking of gifts of sobriety, one of my favorite components of Doughp is the sobriety gifts they offer. As someone who struggled with navigating a new life in recovery, support was vital. Sometimes, it was a simple gift from another woman in recovery that kept me going. Like Kelsey, I have also built a multi-million dollar company inspired by my own lived experience. Pain produced purpose. Because I have personally walked the treacherous journey of getting sober and starting a business, I know what it takes. Kelsey has what it takes, and I am proud to be a part of this journey with her.

Invested $30,000 this round

doughp.com Las Vegas NV

Female Founder | Food & Beverage | Ecommerce | B2C

Highlights

1. $13M lifetime revenue; $3.9M in '22.
2. Sold in 1,000+ doors within 1st year of retail launch (Costco, Walmart, Target, Kroger, & more!)
3. Appeared on Shark Tank - TWICE. '19 and '22. Episodes re-air every month or so, all over the world.
4. Ranked #16 in Inc 5000 fastest-growing food & beverage private companies. (2021).
5. FIRST company to ever successfully repay its Wefunder investors (from our 2018 rev. share raise)
6. Passionate founder started Doughp after getting sober; named Forbes 30 Under 30, Vegas 40 Under 40.
7. Donated more than $100,000 to mental health & addiction recovery non-profits.
8. Barbara Corcoran said: "I don't think I've ever met a more sophisticated owner in my life"

Our Team



Kelsey Moreira Founder & Fearless Leader

After getting sober, Kelsey Moreira left 10-yr tech career to start Doughp. She's appeared on Shark Tank, Forbes 30 Under 30, and more. Kelsey is a passionate advocate for mental health & recovery, leading Doughp's #Doughp4Hope initiative.

I rediscovered my love of baking in early sobriety! I was experimenting w/vegan baking (spoiler: I sucked at being vegan! Doughp has butter!), and used a great egg sub in my cookie dough allowing it to be eaten raw AND baked! YUM! It's so much more than just a sweet treat, though. Our mission is what keeps me pushing through day in and day out!



Israel Moreira Co-CEO

Israel is a civil engineer turned entrepreneur. He is now co-CEO@Doughp, leading its D2C expansion from 0 to $3.9m in revenue in 2y. His diverse background in engineering, consulting, and project management makes him a valuable asset to this team.

Hey, we're Doughp!

Hey! I'm Kelsey, founder & fearless leader of Doughp (say it, "dope"!) We're the country's favorite edible & bakeable cookie dough company shipping nationwide and now carried at select locations of Costco, Target, Kroger, Meijer, Harmons, and more!

After 6 years in business, we're finally opening up a chance for our community to join the Doughp family OFFICIALLY and help us take Doughp to new heights!


DOUGHP
COOKIE DOUGH DROPS
1% OF SALES TO MENTAL HEALTH & ADDICTION RECOVERY

If you're new to Doughp, the first thing to know is that we are SO much more than just cookie dough.

We do make some ridiculously tasty cookie dough, but we are on a mission to break the stigma around mental health & addiction recovery. Through our Doughp4Hope initiative, we raise awareness in the community, walk the walk with mental health practices inside the company, and donate 1% of all sales to nonprofits in the space. We've donated more than $100,000 to date!

Pretty sweet, right!? Let me tell you my story and you'll see what we're all about!

I started Doughp in 2017, off the heels of a 10-year career in tech. At just 16 years old, I had the amazing opportunity to start work at Intel. I learned an incredible amount during this experience, but it really sped things up for me from just being a kid to being an adult real quick.


intel
intel
intel


KELSEY WITHEROW
KELSEY WITHEROW
KELSEY WITHEROW

Unfortunately, my troubles with anxiety had begun in my early teen years and only accelerated as I entered corporate America. Without healthy mental health coping skills at the time, I leaned on alcohol through the years, using it as a way to “fit in” with what I thought was the cool crowd and not deal with my emotions.

After facing my issues with alcoholism, I made the (amazing!) decision to get sober in 2015. Although at the time it felt like my life was ending, I realize now it was only beginning!

In early sobriety, I got the chance to figure out who I am, what I like to do, and more. One of the biggest realizations was how much I love to be in the kitchen! Baking was like a meditation for me in my recovery journey. Able to focus on the precision of the recipe, I could quiet my mind and really be at peace while baking.



I loved to bake as a child and share so many happy memories with the women in my family baking — and naturally, sneaking a bite of any dough/batter that remained! My love of baking really works out well seeing as I have a massive sweet tooth!



The joy I feel watching someone else light up trying a bite of what I created... there's nothing quite like it! So nights and weekends over my first year of sobriety were spent largely in my kitchen - whipping up cakes, cookies, brownies, truffles. You name it, I made it! I'd bring the baked good into the office and slowly but surely, the requests started pouring in asking if I could make some cupcakes for their kids birthday party. Or a cake for this event. And on it went!

Within that first year, I was moved to San Francisco for a new job inside of Intel and, like many who move to the Bay Area, I attempted my hand at veganism. Spoiler: I totally sucked at it... I love butter way too much! (Who can relate?!) Over time I developed what I'd call a quasi-vegan baking style! Using butter in my baked goods, but I still wasn't eating eggs at the time so I held onto an awesome vegan egg substitute using flaxseed!




Bake

Cookies have always been my favorite when baking - namely because I loved the dough but also the versatility in flavors you can make! This butter-filled but eggless style of mine led to a massive "ah-ha" moment when I realized my favorite cookie dough recipes were now totally safe to dig into raw - and I could bake some into cookies when I wanted a warm cookie as well! Win win!

All the bells were ringing... I'd get the chance to make something I love, watch other people light up when they try it, AND be solving a problem we all face in the kitchen when baking! No more getting your wrist slapped when you go in to sneak a bite off cookie dough, what if you could have as much as you wanted? Guilt free!

By removing the risk of salmonella (by making it without raw eggs!) and the risk of e-coli (heat-treated flour), everyone can finally enjoy cookie dough like they've always wanted.

I set my sights on starting a really dope dessert brand... hence the name Doughp was born! I went to a wood shop in SF to get help building my first food cart for $500. Then I found a commercial kitchen in Oakland who was willing to take me in ahead of a months-long waitlist and whipped up my first 100lbs of cookie dough!

I set out on April 20th, 2017 and had the **first day serving up Doughp and we sold out in three hours!!!** I knew I was onto something.



WHITE GIRL
THE OG

We were accepted into a popular food truck park in San Francisco's SOMA neighborhood and I began setting up shop nearly 7 days a week! I started running catering business and opened up some wholesale opportunities, too! It was such a grind in the beginning, figuring everything out as a I went - but I absolutely loved it!



DROP IT
LIKE A



It was my 2-year sobriety anniversary on September 14, 2017 and on that exact date we wound up having a grand opening for our very first store! It was just a kiosk at the time, but I was so excited to open up a real shop! (We'd finally be able to load up for catering events and pack orders somewhere other than my tiny apartment!)

For this grand opening, I put on the Facebook event that we were celebrating my 2-year sober birthday and you'll get 20% off if you say "It's Doughp to be sober" at checkout. The response I got was incredible! Messages coming in from people a few weeks sober asking if I knew of any good 12-step meetings in the city, and from some people many years sober saying how cool it was that I was sharing this publicly.

This was my next big ah-ha moment. I realized that there were so many of us out there who are in recovery or are struggling with their mental health and yet we feel like we're the only ones! I knew I could use Doughp's platform for good both to keep elevating the conversation around these topics, but also to raise funds for those making progress in this space. Doughp4Hope was born!


#doughp4hope
Hope with every bite.
BUY DOUGHP GIVE HOPE
Elevate the conversation
For our community, we bring honest, unfiltered conversation and lift up real
Walk the walk at Doughp
As a designated Recovery Friendly Workplace with a robust mental health
Game changing donations
We donate a portion of every sale to SHE RECOVERS® Foundation, with a minimum

stories from our fans & the broader recovery community. Join Kelsey every Monday for our Mental Health Monday livestream on Instagram!

policy, we encourage our team to bring their full selves to work. We keep it real every week, talking about what's really going on - beyond the job.

guaranteed donation of $30,000/yr. SHE RECOVERS is a non-profit charity with a mission to connect, support and empower women in or seeking recovery.

Later that year, I was contacted by San Francisco's famous PIER 39! They'd been hearing about my concept and wondered if I'd be interested in opening a store on the PIER! Having grown up in Northern California, this was a dream come true! We opened up this storefront in February of 2018 and wound up doing just shy of $1M in revenue our first full year of business. I remember calling my Dad saying, "Can you believe?! A MILLON DOLLARS of cookie dough!" I had no idea we'd wind up selling more than $13M in the years that'd follow.


LEGIT COOKIE DOUGH.
illy
EDIBLE COOKIE DOUGH

To help fund our early expansion, I ran a debt round on Wefunder for ~$150k! (This debt raise was set up with a revenue-sharing model to be repaid.) We raised the funds incredible quickly and 3 years later, **we became the first company to ever successfully fully repay our Wefunder investors!**

We spent the first two years of the business heavily focused on the brick & mortar concept with our scoop shops. It was a great chance to get an incredible amount of people in to experience Doughp in person and see our mission come to life firsthand, too, through various activations in the store. We were serving more

than 20,000 new customers a month during the summer at the PIER, so I set my sights on our next tourist location and went to seek funding on a show you may have heard of!

I went to an open casting call for Shark Tank in San Francisco in 2018 and joined the approximately 120 entrepreneurs to be filmed that season out of more than 40,000 applicants! I was filmed for Shark Tank just 2 days before my 3-year sobriety anniversary... the gifts of recovery just kept stacking up!


legit cookie dough
DOUGHP
LEGIT COOKIE DOUGH.
DOUGHP
LEGIT COOKIE DOUGH.
DOUGHP

I went in the Tank seeking funds for a storefront on the Las Vegas Strip! (Where better to bring my message of mental health & recovery than to the heart of Sin City?!) The Sharks had some incredible things to say about my skills as an operator:

- Barbara Corcoran: “I don’t think I’ve ever met a more sophisticated store owner in my life”
- Robert Herjavec: “You’re an amazing operator - in the top 10 who have ever walked through these doors.”
- Mark Cuban: “Everything about this says it’s a great investment.”

In the end, the Sharks decided cookie dough wasn't "healthy enough" and I left the Tank without a deal and it was the best decision I could've made! I found outside capital a few months later and was able to open a brand new cookie dough bar on the Strip in March of 2019!


LEGIT COOKIE DOUGH.
DOUGHP
lick the spoon
BEHIND THE DOUGH

Our first appearance on Shark Tank aired in May of 2019, and I was flooded with thousands of people who wanted to invest, open franchises, and some who just wanted to say how moved they were to see me sharing my sobriety on a national stage! Some had lost loved ones to the disease of addiction, others had loved ones still struggling... being able to bring up a topic otherwise so hidden in the shadows gave them comfort and that makes it all worthwhile.

2019 was a big year! I also got married (YAY!) and my husband wound up joining the company as co-CEO. It's thanks to him we decided to double-down on e-commerce in late 2019. Incredible timing given what would come in 2020.

As the world came to a standstill, e-commerce was skyrocketing to new heights. Paid advertising was more effective than ever and we grew the business from ~30 boxes a month in November of 2019, to shipping out more than 3000 boxes a

boxes a month in November of 2019, to shipping out more than 3000 boxes a week in April 2020! And we were able to net around $60,000 in profit that month, for example.


DOUGHP
HOW IT STARTED
HOW IT'S GOING

By late 2020, due to the tourism industry being hit hard by the pandemic, we made the difficult but necessary decision to close the physical storefronts and lean into what was working; e-commerce! Turns out this was undoubtedly the best choice we could've made and led us to closing $2.5M in online sales of our total $2.7M in 2020 revenue. NOTE: in every reference of revenues, we're referring to gross revenue.

After 2020's operational growth spurt, by the end of that year we had our feet on the ground with a solid production & fulfillment network and were ready to look at what was on the horizon for Doughp to truly become a household name: retail!

We continued to grow our e-commerce business to $3.9M in 2021 and spent that year working on developing relationships with retailers and had an unbelievable response! They LOVED the product (many buyers saying it was hands down the best cookie dough they've ever tried... and they've had to try a LOT!) and they LOVED the mission and knew their customers would, too.

Doughp went from ˜20 retail locations in 2021 to more than 1000 retail locations

coast-to-coast at some of the biggest names we could imagine by the end of 2022, including:

- Costco
- Walmart
- Target
- Kroger
- Meijer
- And more!


COSTCO
WHOLESALE
TARGET
Kroger
Walmart
meijer
600

UNREAL! I had to pinch myself as we continued to get approval to launch in all

these retail juggernauts. So cool to see us in-store in real life, knowing our message of mental health & recovery was making it into kitchens all over the nation!

In July 2022, we were invited to do a 4-day roadshow with Costco for a new location they were opening up and it was a massive success! We were the #1 selling frozen item that week, company-wide! We boasted an unbelievable 50% conversion rate during that event; for every 2 people that sampled our product, 1 person bought it. I had a blast getting to share Doughp with so many new people! (Plus, bonus points that I was able to meet the Costco CEO at that grand opening... he loved the Doughp and even went in for a second sample!) Costco has re-ordered and we'll be doing three more roadshows this summer!


COSTCO
WHOLESALE


LEGIT COOKIE DOUGH
RIDE OR DIE
CHOCOLATE CHIP
COOKIE DOUGH DROPS
2LB PARTY BAG!


COUNT THE WINS
Costco Roadshow
4-day Roadshow; Costco in College Station, TX
Averaged 356 units sold per day
3000 samples given out, 1424 units sold
~50% conversion rate, for every 2 people that tried 1 bought it
Doughp was #1 selling frozen item that week compared across all of Costco, company-wide.
Bottom line: When people can try it, THEY BUY IT.
See Kelsey meeting Costco's CEO at the event! He loved the dough! (below)

By the end of that year, we had to stop seeking new business and focus on the rollout of existing accounts and finding funding to support the marketing demands of this channel, too. The good news is:

- Target **expanded our storecount by 20%** at the next review
- Costco **re-ordered another 3 full truckloads** of product and has us on for 3 more roadshows this summer in Texas! Another region of Costco is also looking at bringing us in!
- One of our big retailers is interested in taking us national this year saying they want to "move fast" after seeing us **hitting benchmarks out of the gate and outpacing the category** in a number of areas; This expansion will **increase our door count to more than 4,000** in total!

Without the capital to spend on promotions, demos, and marketing for retail, we know there's even still so much room to grow! As our first year in retail wrapped up, my brain got to thinking about what else we could do. What maybe isn't getting across to a consumer when it's sitting alone on a shelf vs. the times we're there selling it like hot cakes at that Costco roadshow, for example!

Our first year in retailed boiled down to these key learnings:

1. (1) Pricing: In some stores we wound up hitting shelves as high as $10/pouch of our snackable, bakeable bites! (OUCH!) That's a steep ask for a new-to-brand person to try us out. Across the board, we knew we needed to get down from an $8-10 average retail price closer to the $6-7 mark. We've started rolling out this price decrease over the last couple of months and are seeing an impact!
2. (2) Packaging: Being focused on brick & mortar and then e-commerce gave us a lot of space to explain. Explain who we are, what we sell, why it's awesome, how it gives back to our mission and more! In retail, we're granted approximately 5 seconds of someone's time and from about 5 feet away. We realized our packaging needed to be updated to share the most key things: 1) it's cookie dough and 2) your purchase supports a good cause. Our new design gets that across straight away!


DOUGHP
LEGIT COOKIE DOUGH.
RIDE OR DIE
CHOCOLATE CHIP
COOKIE DOUGH DROPS
EAT IT OR HEAT IT
SHARK TANK


1% OF SALES TO MENTAL HEALTH & ADDICTION RECOVERY
ALL-NATURAL INGREDIENTS!
DOUGHP
COOKIE DOUGH
CHOCOLATE CHIP
EAT RAW OR BAKE!
RIDE OR DIE
WOMEN OWNED





CURRENT PACKAGE **NEW PACKAGE**

(3) Promotion: Our sales in retail to-date have been largely just the product of them sitting on shelf and seeing how we can move the needle with our owned audience. We've put a mere ˜$60,000 in total towards retail promotions like Aisle. But with more funding, we will be able to lean heavily into sampling. When they try it, they buy it! Like the Costco roadshow we mentioned above, for every 2 people that tried it, 1 bought! We will be getting a demo crew on the road, region-by-region to support these retailers and introduce customers to the brand, and get Doughp into their carts!

(4) Placement: This may have the biggest impact of all our learnings... where we're at in the grocery store. We made the decision to launch in the frozen novelty set (think ice cream bars, popsicles, etc.) because of our shelf life. We knew having 1 year frozen could safeguard us from buy backs for expiring products. But we've learned three important things since then:

1. (a) Our customers are looking for us in refrigerated cookie dough, not in the freezer. Nearly 80% of them in a survey with more than 1000 respondents said the refrigerated dough section is where they'd think we'd be in a grocery store.

2. (b) Our refrigerated shelf life is actually better than we thought! With the packaging we use now and enhanced sealing methods, we're near 90 days on a refrigerated shelf life. Double what we had previously!

3. (c) The break n' bake category is ripe for shaking up! It's been long run by Nestle and Pilsbury and has seen incredible success from a new entrant who's serving the gluten-free and vegan market. This break n' bake category is a format that customers know and are looking for a product like ours. Doughp is able to hit the sweet spot serving customers who love gluten & butter but want to support an emerging brand, want more unique flavors, and want to know the brand is using ingredients you'd find in your own pantry. Check, check, and check!

> After 6 years and more than 6,000 5-star reviews from customers, one thing is for sure: **Our product is incredible and our brand resonates with consumers.**

We're stoked to put our learnings into action with our current retailers and our excitement is overflowing at what's possible by navigating into the refrigerated cookie dough set where customers are looking for our product! There are new opportunities arising for us in the food service space that will really move the needle on revenue, as well. Up, up and away!

After years of Doughp fans asking if they can invest in the business, it's finally here. We are growing at light-speed and need additional capital to fuel this growth; including expanding our team and investing in R&D and marketing for retail growth. We've tested the waters last year, asking who from our community might be interested in investing through a **Community Round petition and had over $100,000 pledged** in a matter of days. See what they had to say below.

Doughp has been the most fulfilling journey. It's hard to believe one decision to get sober back in 2015 has led to this much, but it's even more awesome to know we're just getting started! Join the Doughp family and invest today.

As always, Have a Doughp day!

Kelsey

Founder & Fearless Leader

Doughp


"Great cookie dough combined with a mission to empower women on the road to recovery. What's not to love?"
Karrye Braxton
"Getting behind a company that is passionate about creating and distributing a great product with a great message is very uplifting for the current state of the world"
Kyle Bivins

"Because I believe in the business and the idea and goals behind it...and it's freaking delicious "

Andre Hollingsworth

"Always look for god companies to invest in."

Christopher Aragon

"It's an enjoyable treat and the owner has a passionate story. "

Kristina Lynn Ray

"I love the mission that Doughp is involved with. I am thankful that people still have a heart to help others especially when they have went through it. I know it is really hard for some people to overcome their addiction, I have seen it first hand in my family. I had temporary custody of 5 of my cousins for over a year, and now permanent custody of 1. I pray everyday for the parents. Bless this company and their mission. "

Amber Bond

"I believe in Doughp because it is the first edible cookie dough company I became addicted to, (pun intended). Also, the owner Kelsey is so passionate about mental health awareness, and I think it's admirable how much they contribute towards this cause on a regular basis. I'd love to see Doughp continue to grow and change the world! "

Dena Lumbang

"Not only does Doughp have an amazing product (cookie dough, yum!) and brilliant customer service, their mission to support women in recovery proves them to be a product worth supporting. I've eaten my body weight in cookie dough, and sent at least as much as gifts to friends and family."

Laurie Hupman

"I first would like to say that I absolutely enjoy the product but I LOVE the mission of the company. The company certainly does a lot to empower women but their message touches anyone. I`m not a rich person but would like to invest what I can afford. Thank you for the consideration."

Chris Duggan

"I'm nearly 46 and have loved cookie dough since I was a little girl and my mom would let me lick the beaters when she was making cookies. I've tried many different brands of commercially prepared dough and hands down, Doughp is the best. My 18 year old daughter agrees."

Janet Davis

"I absolutely love Doughp and the mission behind it. I've been a huge fan since the very first day I found about it. Not to mention, that cookie dough, is quite doughp, and I'd love an opportunity to invest in, and watch this small business soar. "

Rashida Ramsee

"My wife is an avid and talented baker. Her favorite treat is cookie dough! When she was pregnant recently, I surprised her with a range of doughp products, I immediately won the Best Husband award. Love your mission and your dough is delicious!"

Joseph Hunt

"I want to support a business that believes in giving back and community responsibility. I also have been enjoying their cookie dough for years now and would love to be an even larger supporter."

Adam Varnet

"I've been impressed in the growth that Doughp has since they've gone from being in shark tank to being in big box stores! I love their mission of prioritizing mental health and sobriety."

Kelly Moses

"The mission of the company is one that is close to my heart and is helping out the community. Also, the product is versatile to meet a growing demand in the market."

James Widener

"If it was just for the cookie dough, that would be enough. But the redemptive story and purpose behind the dough is worth every penny of investment - and then some!"

Joshua Wesolek

"I think mission driven companies are so important! Doughp would be a great example of a for-profit company that is giving back and focused on more than just money! "

Timothy Owings

"I think this is a great opportunity to get behind a brand that has the ability to change the DTC treats world, and they have innovative great tasting cookie dough!"

Dennis Bernstein

"I would love to be part of a company so dedicated to increasing the conversation around mental health while putting out an unmatchably delicious product! "

Rachel Goldberg

"Kelsey is an outstanding entrepreneur. I'd back her any day. And Doughp is pure awesome. Great product. Great story. Great people. Doughp to the moon. "

Jonathan Fudem

"Incredible stuff, really cool company, beautiful IG 😉 "

Andres Kupervaser-Gould

Founder, small check angel investing and helping founder build their companies!

"I'm amazed by this team, after invested in 2018 it seemed like there were a lot of struggles and Kelsey and her team pushed through on skill and just sheer grit. Now I'm happy to say with their rev share I've not only made back my initial investment but I'm up as well! I'd happily contribute more to help them succeed as the product and more importantly they are just amazing entrepreneurs. "

Patrick POHLER

Founder of the real estate API company RetsRabbit.com. Now a Product Mgr @ realtor.com. Implements INerdAbstractionLayer

"Invested in Doughp's debt round a few years ago. It was the first investment that had a positive exit for me. I have also really enjoyed the creative flavors I've tried over the years."

Andrew Coppola

Experienced Director of Operations/Engineer in the food industry interested in investing in exciting brands.

"Kelsey rocks!!"

Todd Christ

Cloud Solutions Architect with over 30 years in the tech industry

"I like cookie doughp ;) Plus the founders are sick. "

Joshua Webster

American born, Nepali raised, Canadian Educated. Moved every year for 10 years. Obsessed with chocolate milk, tectonics, and geopolitics.

"I am passionate about overcoming addiction with healthier choices!"

Kayla Talbot

Investor Pitch Deck:



DOUGHP DESSERTS

April 2023



BEHIND THE DOUGH

Founder & *fearless* Leader, Kelsey!

2007
Started at 16 and hustled for a decade in high-tech product marketing & earned BS in marketing, all while struggling with alcoholism...

2015
Confronted her issues with alcohol and got sober in September 2015 (More than 7 years now - HECK YES!)

2016
Started figuring out what makes Kelsey, Kelsey. Baking nights & weekends + venturing into veganism... well, partially. (yay, butter!)

2017
Took the leap, quit her career and started Doughp in 2017; ready to make the world a little sweeter, ready to do things different.

2019-20 SHARK TANK
Made a splash by being featured on **Shark Tank**, named a **Forbes 30 Under 30,** and **Vegas 40 Under 40**.

"What you've done is amazing and everything about it says it's a good investment."
-Mark Cuban

"You're an amazing operator - in the top 10 who have ever walked through these doors."
-Robert Herjavec

"I don't think I've ever met a more sophisticated owner in my life."
-Barbara Corcoran

2021-23 SHARK TANK
Growing at lightning speed and "taking it to the streets" through leading retailers, being featured a second time on **Shark Tank** and bringing our message of hope to **500,000+** customers and counting!

2023-FUTURE
Foster existing partnerships with Costco, Target, Meijer, Walmart, and others, accelerate growth trajectory growing into other channels.



OUR MISSION

To be the one of the leading dessert brands in the world, with the biggest heart.

How we'll get there:

- Building an incredible, authentic brand.



- Delivering on 100% happiness guaranteed.
- Making products that have nostalgia built into each bite.
- Operational excellence, company-wide.
- Giving back to reduce the stigma around mental health & addiction recovery.



COMPANY VALUES

Keep it real.
Transparency, respect and authenticity across work life & home life.

In it *together*.
Teamwork makes the dream work, we do our best work together.

Spread joy.
Make every day the best day *ever* for you and our customers.

Move fast
Never sit on auto-pilot, never stop learning. Just keep creating.

Own it.
Ditch the status quo and don't be afraid to make mistakes & learn from them.

Crush no's.
There are no obstacles too big to overcome, just new paths forward.

#doughp4hope

Hope with every bite.

BUY DOUGHP GIVE HOPE

Elevate the conversation

For our community, we bring honest, unfiltered conversation and lift up real stories from our fans & the broader recovery community. Join Kelsey every Monday for our Mental Health Monday livestream on Instagram!

Walk the walk at Doughp

As a designated Recovery Friendly Workplace with a robust mental health policy, we encourage our team to bring their full selves to work. We keep it real every week, talking about what's really going on - beyond the job.

Game changing donations

We donate a portion of every sale to SHE RECOVERS® Foundation, with a minimum guaranteed donation of $30,000/yr. SHE RECOVERS is a non-profit charity with a mission to connect, support and empower women in or seeking recovery.

What's ahead...


1% OF SALES TO MENTAL HEALTH & ADDICTION RECOVERY
DOUGHP
COOKIE DOUGH DROPS
EAT RAW or BAKE!
COOKIE MONSTA
COOKIES & CREAM COOKIE DOUGH DROPS

Executive Summary

Doughp is at an inflection point in its lifecycle, looking to raise capital to support its accelerated growth after entering big box retailers in 2022.

Leading Dessert Brand

Doughp is a leading premium dessert brand targeting Millennial and Gen Z consumers, having served 500K customers since inception, with 200K+ social media followers, 275K+ email list, averaging ~2 million annual website visits and two national TV appearances on Shark Tank, 2019 & 2022.

Favorable Tailwinds

Large and fast growing $8.6B addressable market[1] in refrigerated and Frozen Desserts & Novelties category, which was not only resilient but also grew during the prior recession (refer to *Market Overview* section for more details).

Nationwide Distribution

After starting in brick & mortar to validate the market, built out a direct-to-consumer business on Shopify, which grew significantly during COVID benefitting from the e-commerce boom and increased desire for comfort foods during challenging times.

In 2022, shifted marketing spend from DTC to focus on retail expansion, reaching 1,000+ doors in under a year, at select locations around the country at Costco, Walmart, Target, and Kroger - expected to scale in the coming years.

Expansion Plans

As brand awareness continues to grow alongside national retail expansion and online marketing, Doughp has the ability to extend the product across several categories, enter additional sales channels (airlines, cinemas, and more), as well as the potential for licensing and high profile brand partnerships.

Inspiring Team

Energetic founder, Kelsey Moreira, spent 10 years at Intel before getting sober & starting Doughp; she's a 2020 Forbes 30 Under 30, a two-time Shark Tank alum, and a thought leader in entrepreneurship & recovery advocacy.

Versatile Co-CEO Israel Moreira, brings 13-years of international cross-industry operations experience as a certified PMP, including at Deloitte and Hochtief AG.



(1) Data from SPINS for LTM period ending 10/30/2022 vs YAGO, segmenting subcategories Fz Novelties + Fz Pies & Other desserts

Company Overview


DOUGHP
RIDE OR DIE

People LOVE



cookie dough.

Doughp brings *spoonlickers* together.
(So forget what your momma told ya!)



No, seriously. They *really* love it. We've sold $13M of cookie dough since inception.

Can't stop, won't stop. Since we started slinging dough in 2017, we've grown revenue on average **more than 90% annually**.


DOUGHP
COOKIE DOUGH DROPS
DOUGHP
COOKIE DOUGH DROPS
DOUGHP
COOKIE DOUGH DROPS
DOUGHP
COOKIE DOUGH DROPS

COMPANY EVOLUTION

Proven ability to forecast & pivot with evolving market landscape


RETAIL
DTC
BRICK & MORTAR PHASE
$ In Millions
DTC
Retail
Brick & Mortar
$0.2
$0.2
$0.9
$0.9
$1.2
$1.2
$0.1
$2.7
$0.2
$2.4
$3.8
$0.1
$3.7
$3.8
$1.1
$2.7
2017A
2018A
2019A
2020A
2021A
2022A

2017A: Launched 2 brick & mortar stores in Las Vegas and San Francisco to validate product market fit.

2019A: Transitioned into DTC via Shopify and Amazon to increase brand awareness across the US.

2021A: 50% YoY growth in DTC, initial conversations with retailers for distribution.

2022A: DTC revenue down YoY due to significant $1M reduction in online marketing spend to preserve cash for inventory build ahead of large retailer rollout.



TRIED & TRUE PRODUCT LINES

Edible & bakeable cookie dough


DOUGHP


DOUGHP

~30 drops


DOUGHP
COOKIE DOUGH DROPS

~90 drops


DOUGHP
COOKIE DOUGH DROPS

Product	8oz Cup	16oz Pint	10oz Pouch	32oz Pouch
MSRP	$4.99-$6.45	$7.99-$9.45	$5.99-$7.45	$9.99-$10.99
Channel	Conventional, DTC	Conventional, DTC	Conventional, DTC seasonally*	Club
Category	Refrigerated Cookie Dough / Refrigerated Snacks/Desserts	Refrigerated Cookie Dough	Frozen Novelty Desserts	Frozen Novelty Desserts
Flavors	Ride or Die, Cookie Monsta, Brownie Beast, Fairy Dust, You Want S'More?	Ride or Die, Cookie Monsta, Brownie Beast, Fairy Dust, You Want S'More?	Ride or Die, Cookie Monsta, Fairy Dust	Ride or Die

Plus unique limited edition flavors for DTC, more than 70 since 2017!

and ***Mixed Bag*** (Cookie Monsta & Ride or Die)

CHANNEL DISTRIBUTION STRATEGY

Off to a hot start


COSTCO WHOLESALE
Kroger
TARGET
Walmart
meijer

- Years of e-commerce and b&m storefront experience give us rich consumer insights, a loyal online following, a compelling brand, and deep product and category knowledge - all of which we're leveraging as we burst onto the retail scene.
- Our robust e-commerce business and loyal online tribe allow us to quickly test new product lines and flavors, thus gathering feedback to improve speed of successful retail rollout.
- The focus is on rapidly scaling select markets (CA, West, MidWest) with strong distribution with KeHE and UNFI followed by nationwide availability - at retail and other channels: e.g., c-stores; entertainment venues; colleges & universities, etc.

Plus, nationwide D2C business through

DOUGHP amazon

2021: 20 Retail Doors


HARMONS

2022: 1,000 Retail Doors


NEW SEASONS MARKET
QFC
Smith's
FredMeyer
TARGET
HARMONS
Walmart
FOXTROT
meijer
FOXTROT
COSTCO WHOLESALE
FOXTROT
In select cities on:
GRUBHUB
gopuff
DOORDASH
DashMart
Postmates
Uber Eats

THE DOUGHP DIFFERENCE

Sizing up the competition...

	Edible & Bakeable	Unique Brand Design	Mission Forward	Safe at room temp	Real butter	Brown Sugar Only (Less Sweet)	Certified Delicious
DOUGHP	✓	✓	✓	✓	✓	✓	✓

IMMACULATE	✗	✗	✗	✗	✗	✗ Cane sugar	✗
Nestle	✓ + ✗	✗	✗	✗	✓	✗ Cane sugar	✗
BEN & JERRY'S Chunks	✗	✓	✗	✗	✓	✗ Cane sugar	✗
Pillsbury	✓	✗	✗	✗	✗	✗ Cane sugar	✗
Sweet Loren's	✓	✗	✗	✗	✗ Palm oil	✗ Cane sugar	✗
the cookie dough cafe	✗	✓	✗	✗	✓	✗ Cane sugar	✗
EatPastry	✓	✓	✗	✗	✗	✗ Evaporated cane juice	✗

MEET THE TEAM

The Doughp Crew


Kelsey Moreira
Founder, Co-CEO
(Product, Marketing & Comms)
Israel Moreira
Co-CEO
(Ops/Finance/Sales)
Affiliate Marketing
Email / SMS Manager
Developer
Graphic Design
Social Media Manager
Brand Marketing
PR & Comms
Mission
New Product Development
Recipe Developer
Operations
Compliance
Legal
Finances
Human Resources
Sales
Manufacturing Plant #1
Manufacturing Plant #2
Fulfillment Center
Operations Manager
Support Crew Team
Accounting Manager
CPA
Corporate Gifting
Target Broker
Kroger Broker
Costco Broker
Walmart Broker
Experience from
intel
Deloitte.
DOT
Glaceau vitaminwater
HOCHTIEF
Advisory Board
Madalyn Friedman
Consumer Insights Expert
Diana Halenz
CPA for CPG brands
Shay Pantano
Public Relations
Frank Zampardi
Arie Abecassis
CPG Investor
Lauren Clough
CPG Advisor / Investor / Board Member

Broker | Employee | Contractor

Brand & Marketing Overview





DOUGHP
YOU WANT S'MORE!?

MORE THAN 6,000 5-STAR REVIEWS

Meet our *spoonlicker*

Spoonlickers dig into life.

- **Millennials**
- **Young Parents**
- **Gamers**
- **Conscious Consumer**
- **Young Professionals**
- 28 yo Average Age
- M/F 50/50 Split
- 42% HHI > $100K
- Nationwide Appeal



MONEY BACK
100% HAPPINESS
GUARANTEE

★★★★★

"Honestly, I've never dealt with a company that has better customer service. I couldn't be happier with my purchase :) delicious"

-COTY M.

★★★★★

"Doughp does not disappoint. I don't know if I've ever tasted cookie dough so fresh that wasn't taken out of the bowl. I will definitely buy more."

-JENN

★★★★★

"The dough is soft, sweet and so delicious. We loved every single bite. My 7 year old is already asking for more! Great product. You've gotta try it!"

-ASHLEY

"Best cookie dough EVER"

Doris Rodriguez My daughter placed an order and I immediately asked her why not buy it from the grocery store? Once it arrived and I took a bite, I quickly shut up! OMG it's delicious!
Love · Reply · Message · 1h

★★★★★
Amazing stuff
The bestseller pack was amazing. Great flavor amazing texture all-around great. My girlfriend

★★★★★
My whole family loved all
My whole family loved all 4 flavors and it felt great to see my daughter—who is severely allergic to eggs—finally get a chance to eat great tasting cookies. We will be ordering again soon.

★★★★★
Best cookies ever!!
I ordered from you guys a couple weeks ago and I just gotta say, you guy are amazing!!! The the only complaint I have is that it's extremely hard to not eat all of it at once!

★★★★★
New guilty pleasure
Excellent. It tastes just like the real deal. I love that you can freeze it to keep it on hand. The texture is smooth and creamy even out of the freezer. I think I've found my new favorite treat!

...age came super quick,
...ge came super quick, even with Covid! ...came sooner than I thought, believing ...would get held up with shipping! Didn't matter ...hough, it was delicious! Will totally order this ...gai...

★★★★★
10/10 Highly Recommend!
Literally the PERFECT treat to fulfill that sweet tooth craving! The family of 4 flavors are all absolutely delicious. I can't wait to order some more!

Alysha Michelle some of the best ... It's so good. AND ... sobriety) and do... that support individuals with mental health. 100000000/10 would recommend. So phenomenal.

It was so good I can't ... gross but this one wa... and they like it too!! I ... was good but I didn't believe her. But then I tasted it and omg it's the best thing ever!!! Show Less

★★★★★
Incredible. Everything. Was. Just. INCREDIBLE!
Incredible. Everything. Was. Just. INCREDIBLE! Thank you very much.

★★★★★
Beyond doughp
Before even getting to the cookie dough, the customer service is AMAZING- everything you dream a small business would be. Then the cookie dough arrives at your door. And you eat it from from the pint, raw. Then you use it to bake cookies. Then you make chocolate covered cookie dough bites. Then you make individual mug cookies (yes, plural) as you watch the Capitol get overrun. Then you realize you ate all 4 pints and have to reorder. The classic chocolate chip is fantastic-I prefer that one warm. I gifted the blue Cookie Monster to a friend with kids who adored it. The seasonal flavors were each delicious in their own right- Santa's doughp being my favorite. Place an order. Then double it. You won't

...and they really love the mission.

Lynn Savitt — Feedback — Yesterday at 10:30 AM
Hi! I love your company, my grandson's loved your Doughp! We lost our son, their Dad 2 years ago from a tough fought battle with kidney cancer. Yes, it's hard but we have each other, we try to do something positive everyday to remind us of the

It takes a brave person to try to abolish the bad stigma behind mental health and getting help for mental problems. Thank you for being the strong voice among thousand and thousands of people. You are truly amazing to me and I appreciate the stance your company has

6:32
Tweet
La Doctora
@DocEduGator



Ashley Schlike
A cause personally dear to me. Glad to help out, proud of you, and can't wait to eat some cookies!
Lisa Marie O'Hearn
I love you!! Baking has helped me stay sober!! Since July 15, 2020. Thanks for everything. You don't even know. Peace, Lisa Marie.
Postscript Subscriber: 16314641917 (Doughp)
wow.. thank you, so much. this means a lot. life has been really hard lately. i needed this. thank you
Danielle Ramsey
That's awesome, ty! I'm a recovery warrior, & just wanted to let y'all know just how amazing I think ur company & mission are!!! Bc when we recover LOUDLY, we keep others from DYING SILENTLY!!
And y'all are helping those that are helping themselves have a healthier, more productive life- A-mazing, so ty!!!
Tiffany VanBuren
Hey, Kelsey!
Congratulations on your recovery and best wishes for a very successful business.
This is what makes a great company, in my mind. @eatdoughp , I don't order as much as others might (because I'm just one person), but just for these messages alone, I'm ordering more to keep in my freezer. Y'all should check them out. It's good stuff! #doughp #EatMoreCookies
Tweet
Vraar
@Vraar1
I do think it's really neat how @eatdoughp cares about mental health. That shit is exhausting and painful AF at times...and it's really cool to have a cookie dough place of all things be a huge advocate for people. Thank you for that. <3
5:52 PM · 3/21/22 · Twitter Web App

A BADASS BRAND WITH HEART

Brand assets

A badass brand with a big heart, brought to life with strong (drool-worthy) visuals and an even stronger message about our mission.

BRAND BOOK Comprehensive 35-page brand guide



PRIMARY
POPPINS
Typography Overview
Disrupt the noise.
Disrupt the noise.
Target Consumer
SPOONLICKER
Anatomy of a Spoonlicker
Flavor Guidelines

PHOTOGRAPHY Thousands of photos & videos



DOUGHP
COOKIE DOUGH DROPS

A BADASS BRAND WITH HEART

Brand assets

A badass brand with a big heart, brought to life with strong (drool-worthy) visuals and an even stronger message about our mission.

CUSTOMER LISTS Email (270k) & SMS (37k) programs



MENTAL HEALTH Monday
DOUGHP
FREE tastes great!
COOKIE DOUGH DROPS
DOUGHP
RECOVERY IS SWEET
#Doughp4Hope

WEBSITE New site (10/31) increased conv. rate 92%



DOUGHP
Santa's Doughp
Holiday Oatmeal Raisin
BUY DOUGHP, GIVE HOPE











A BREAK-OUT BRAND

Brand loyalty is critical. Our fans stick around.

- More than 200k followers on social media; 120k followers on IG, 37k on FB, & 50k on TikTok with >1.1m likes
- 270k email list with 50% engaged in last 90d
- Average ~2 million annual website sessions to doughp.com
- **543 million impressions** on Facebook/Instagram since 2020
- 98% new customers each month at high-traffic tourist storefronts for 3 years (PIER 39 and the Las Vegas Strip)
- Two national TV appearances on Shark Tank, which still re-airs every 1-2 months all over the world
- Named #16 in Food & Beverage for 2021 **Inc 5000** Fastest Growing Companies
- NPS Score 67 *(>30 is good, >50 is excellent, >80 is world class)*
- Coverage in more than 30 different news outlets

58% DTC Gross Margin

$129 Lifetime value of subscriber

65% Subscription Retention Rate

13x ROI on SMS Program

32% % of repeat purchasers who buy again within 90D

1.4% Refund Rate

GO-TO-MARKET IN OMNI-CHANNEL

Driving sales in-store & online



AWARENESS

Digital Marketing
Drive awareness via paid social, SEO, SEM and affiliate marketing. Paid social driving geo-targeted ads within 25 mile radius of a location with Doughp

Influencer Activation
Engage brand-aligned influencers with strong national reach

PR
Leverage compelling founder story and mission to create awareness via TV, Podcasts, Print, radio, and social media

Owned Audience
Building the buzz around retail launches to segments of our 270k person email list and 36k SMS list

TRIAL + REPEAT

Drive Purchases at the Moment of Truth
Deliver disruptive purchase incentives through vehicles like Instacart Ads and Aisle

Tasting is Believing
Activate in-store sampling; a recent Costco roadshow sampling event boasted a **50% conversion rate.** When they try it, they buy it!

Top of Mind
Doughp has disruptive brand messaging that would excel in geo-targeted OOH - concentrated around key retail locations


DOUGHP
Text us for a free bag!
How it works

MARKETING OVERVIEW

Scaled back ad spend to focus on retail, reflecting reduced return after 2021's iOS 14 update


$000s
6.6%
$10
3.6%
$33
5.5%
$68
37.6%
$1,001
59.3%
$2,243
25.7%
$1,000
2017A
2018A
2019A
2020A
2021A
2022A
Marketing Spend
Marketing % of Revenue

- Marketing spend ramped quickly in 2020 as strong return on ad spend (ROAS) delivered rapid customer adoption in DTC channel (with marketing reaching ~59% of revenues in 2021)
- **Apple's 2021 iOS 14** privacy updates significantly reduced the ability for many brands to effectively target customers, resulting in dramatic declines in advertising efficiency (see below). As a result, Doughp scaled back marketing spend dramatically in 2022 due to reduced ROAS.
- 2021's ad spend garnered **540MM+ impressions** and increased brand awareness to bolster Doughp's retail launch.

Apple's privacy update

Apple's change in policy toward ad targeting in 2021 had a significant impact on the digital advertising market, reducing average mobile advertiser ROI by 40%.
As of mid-2022, there is word that Apple may soon rollback some of these changes.

"Apple's crackdown on in-app tracking upended the digital advertising industry and crippled advertisers' ability to know whether their mobile ads were working. It forced them to look elsewhere to spend their dollars."
DIGIDAY

"We believe the impact of iOS overall is a headwind on our business in 2022, it's on the order of $10 billion, so it's a pretty significant headwind for our business."
Meta

"A year ago with iOS 14 and IDFA changes and what Apple did with privacy, put us in a position where we lost a ton of visibility that we had via social media channels to build out these personas and to see what people's behaviors are doing."
solo brands

"One of the big themes in e-commerce lately, and no doubt in advertising at large, is the impact that Apple's privacy - changes to the iOS 14 that caused... shock waves through the ad world and specifically through Facebook and Instagram."
MERGE

COSTCO MARKETING CASE STUDY

Email, SMS, Social

EMAIL & SMS

- 3/30 Costco Announcement Email - with a open rate of 49.0%
- 4/14 Costco Letter to Fans in Plain Text to Texas Region - with an open rate of 33.0%
- 6/15 & 6/17 Costco Aisle Promotion Email to Texas Region 34% Open Rate




Doughp is officially at Costco... and we're totally freaking out!
As of this Saturday, Doughp Drops will be at every Costco in Texas & select neighboring states.
FIND A COSTCO
DOUGHP

SOCIAL MEDIA

- **Instagram Posts:** Reached 46,266 unique people, 55,764 impressions, 2,947 accounts engaged 1,177 profile visits, 532 comments, 327 shares, 74 bookmarks
- **Instagram Stories:** 15 total Costco Related stories, 18,037 accounts reached through Costco stories on the Doughp account
- **Tik Tok:** 2 Costco related Tik Toks with 17K Views

88,939 OPENS!
Via email & text

90K + IMPRESSION
Via Social Media


"Why is no one talking about this cookie dough?!"
"Hey we're going to grab some cookie dough at Costco wanna come?"
DOUGHP
Costco. You're welcome

COSTCO MARKETING CASE STUDY

Aisle Campaign

Overview: Unique product sampling program to offer a FREE bag of Doughp at Costco.

Customers purchase as full price then text image of their receipt, for reimbursement. Activated Cross-channel to drive trial at Costco TX Locations.

Sign-ups: 4935
Conversions (bags sold): 1184
Conversion Rate: 23.99%
Total marketing spend: $21k


Doughp
Sponsored
Oh snap! My small business just landed on Costco shelves and I want you to give it a try! (for FREE!)
...See more
WOAH. Doughp is at Costco!
Get offer
Get sor
Doughp
Sponsored
Wanted to try Doughp's edible & bakeable cookie dough? Get our cookie dough for FREE with this exclusive offer...
...See more
TEXT US FOR DOUGH!
Get a free bag at your local Costco!
DOUGHP
FORM ON FACEBOOK
REDEEM This Sweet Deal
Try Doughp cookie dough, F...
Get offer
DOUGHP
TEXT US FOR FREE DOUGH!
CLAIM FREE OFFER
BUY DOUGHP
SHARE YOUR RECEIPT
GET PAID
ACTUALLY NOT JUNK MAIL!
COME SUPPORT DOUGHP
FREE COOKIE DOUGH

Landing Page HERE
Email/SMS: 6/15 & 6/17 Email & SMS Push
Digital Ads: Geo-targeted Ads
Direct Mail: Targeted to 6,100 online Doughp customers who live in 10 mile radius of Costco w/Doughp



COOKIE
DOUGH
DOUGHP
CLAIM FREE OFFER

COSTCO MARKETING CASE STUDY

Facebook Groups

COSTCO FINDS is the largest Costco specific private Facebook group with **1.1M** members from all over the US. Doughp received several incredible shout-outs from new to brand customers garnering **500+** likes.

@Costcobuys Costco Specific Instagram page with **575K Followers,** Reels received **285K Views, 3835 likes**, & **87 comments.**

@Costcosisters with **123K** dedicated followers for Costco lovers, hosted a branded Giveaway with **802 entries**, and **1617 likes!**



COSTCO
WHOLESALE
DOUGHP
LEGIT COOKIE DOUGH
RIDE OR DIE
COSTCO FINDS

Growth Opportunities



DOUGHP
PEANUT BUTTER
COOKIES & CREAM

NEXT STOP:

World cookie dough domination

With DTC driving the product innovation funnel and providing a quick market test, we're able to apply those insights to the retail channel for rapid, efficient scaling.



Symbiotic
Omni-Channel
Relationship
DTC
RETAIL

Current: ~70% of revenue
Long Term Goal: ~20% of revenue

Direct to Consumer (DTC)

- Strong customer relationship increases brand loyalty and strengthens mission
- Retention marketing + subscription strategies to grow customer LTV and reduce new customer acquisition budgetary needs
- Feeding our product innovation engine: Testing ground for new flavors & formats, with quick, comprehensive customer feedback before retail rollout
- Exclusive online-only flavors to support subscription model and protect from cannibalization

Current: ~30% of revenue
Long Term Goal: ~80% of revenue

Retail

- Strong DTC business & customer base supported mass retail adoption with strategic regional grocers; promotional calendars to drive trial & repeat and DTC advertising supports brand awareness on-shelf.
  - **Conventional**: Heavy focus on Target, Meijer, Kroger, and Walmart to capitalize on national brand awareness and achieve nationwide distribution faster
  - **Club**: Strong partnership with Costco TX supporting new rotations, goal to become in-line / expansion into other regions, such as Bay Area where the Company was founded and international markets, (currently in discussions for Bay Area, Japan, Taiwan, South Korea).

BRAND EXTENDABILITY

Much more than "just" cookie dough

INNOVATION PLATFORMS

PRODUCT EXTENSION

Rolls and Break & Bake
Dry Mixes
Shelf stable dough
Ready to eat cookies
Cookie Dough Butter
Ice Cream
Condiments



LICENSING

Both inbound and outbound. Requests received from various NFL teams to partner

Doughp cookie dough as inclusion in major ice cream brand

Themed Doughp flavors for TV shows/movies, sports teams, etc



Häagen-Dazs
DOUGHP

COMMERCIAL

Speaking engagements featuring founder and fearless leader Kelsey Moreira (already happening!)

Cookie dough / baking Master Class w/ Kelsey

Feature on Chef's Table (Netflix) or similar documentary



MasterClass
CHEF'S TABLE
INSPIRE

PARTNERSHIPS

Product partnerships with influencers

Celebrity endorsements & custom branded flavors

Featured on Jason Derulo's TikTok (organic)

Flavor partnership with Chrissy Teigen Fall '21

Featured on hundreds of influencer accounts including **organic** shout-outs by:

- Addison Rae - 39M
- Jordyn Jones - 8M
- Chrissy Teigen - 30M
- Jason Derulo - 50M
- Maxx Crosby NFL Raider - 311K



bite me.

DYNAMIC PRODUCT ROADMAP

Building the Doughp Desserts platform



DOUGHP
COOKIE DOUGH DROPS
COOKIE DOUGH DUNKS
BAKED COOKIES
Häagen-Dazs
OLD
NEW

2022	2023	2024	2025
Taking our Doughp	Packaging update	Single serve "dunks"	Licensing & new

Drops to market!

Entering retail with our portion-control option, Doughp Drops; 1st edible AND bakeable *bites* in the market.

with new sizes

New packaging with big retail learnings. Smaller size and more affordable price points.

snack pack

Doughp flavors paired with whipped icings, chocolate ganache, or other dessert-style dips for you to "dunk" your dough bites into!

Keep pushing envelope on new flavors, along w/potential to develop indulgent recipe w/high protein.

shelf-stable products

Secure a major licensing deal to have a Doughp cookie dough flavor released from one of the top ice cream brands. Releasing baked cookies in our bestselling flavors.

Forward-looking projections are not guaranteed.

EXPANSIVE CHANNEL OPPORTUNITIES

Endless perfect settings



AIRLINES & AIRPORTS



MOVIE THEATERS


CINEMARK

ENTERTAINMENT VENUES



SPORTS STADIUMS



C-STORES



COLLEGES & UNIVERSITIES



The channels for Doughp are **endless** - as it is a **perfect fit for snacking** at a diverse set of venues!

RETAIL ROLLOUT

Doors at blue chip retailers are expected to scale nationally

from ~1,000 in 2022 to 2,300+ in 2023E



280
450
225
675
265
405
41
98
20
325
675
2021A
2022A
2023E
TARGET
Walmart
Kroger
COSTCO
HARMONS
gopuff
meijer
DashMart by DOORDASH

Forward-looking projections are not guaranteed.

Market Overview


DOUGHP
NAUGHTY & NICE

WHAT WE'RE AFTER

A massive market opportunity

Doughp is well-positioned for scale across the indulgent dessert category with 5 years of brand awareness, an incredibly passionate customer base, and a strong mission at the core of the business. You'll see, we're much more than *just* cookie dough.

- Doughp will extend across dry mixes, baked goods, ice cream and other complementary product lines. Doughp products have already launched in the refrigerated and frozen desserts & novelties category that represents **$8.6b** (+8% y.o.y) (1)
  - Fast-growth for new entrants, like Doughp, has been +17% y.o.y $dollar sales (2)
  - IRI 2022 report says consumer innovation should focus on: **"Premium at-home indulgent treats in unique flavors."**(4)
- Raw dough snacks are **breaking new ground** by securing **incremental and/or dual** placement in refrigerated & frozen desserts!
- Doughp customer reviews:
  - "Doughp has replaced ice cream for our family"
  - "I've broken up with Ben and Jerry"
  - "BETTER THAN ANY PINT… this has changed my snacking habits"

(1) SPINS; MULO data, period ending 10/30/2022 vs YAGO, segmenting subcategories Fz Novelties, Pies & Other desserts
(2) SPINS; MULO data, period ending 10/30/2022 vs YAGO, segmenting subcategories Fz Novelties, Pies & Other desserts, emerging brands
(3) all figures on the right side are per Mondelez's "State of Snacking" report, 2021
(4) https://www.iriworldwide.com/en-us/insights/blog/new-food-and-beverage-opportunities

85%
of consumers eat at least one snack for indulgence a day

68%
of consumers they cannot imagine living without a sweet treat a day

88%
of consumers say a balanced diet can include a little indulgence


COOKIE MONSTA
COOKIES & CREAM

A PREMIUM SEGMENT HAS BROKEN THROUGH

Starting in frozen, massive opportunities in refrigerated.

Doughp is positioned to co-create the frozen market with Ben & Jerry's in **Frozen Novelty Section** AND drive growth in premium segment of **Refrigerated Cookie Dough.**


UNHEALTHY
TRADITION
MISSION
"HEALTHY"
Nestlé
Pillsbury
Traditional
$284m
+1.2% y.o.y.
$459m
+12% y.o.y.
the cookie dough cafe
Two sisters
NOT bakeable
$3.3m
(26%) y.o.y.
$31.5m
(40%) y.o.y.
BEN&JERRY'S
Environment/Social Justice; but owned by Unilever
Pasteurized Eggs in recipe, not bakeable.
DOUGHP
90% lifetime CAGR
Responsible indulgence; pantry-friendly ingredients but freakin' delicious and Tastes like 'legit cookie dough!' *chef's kiss*
Female-founded & mission-led
Sobriety story; Bringing hope with every bite through #doughp4hope
Edible AND bakeable
$0.4m
(75%) y.o.y.
Edoughble
"Clean ingredients"
Non-GMO
NOT Bakeable!
$1m
20% y.o.y.
EatPastry
Vegan
Non-GMO
Environment
Protein option
Sweet Loren's
Female-founded
Cancer survivor
Vegan, gluten-free, and Non-GMO
$31m
17% y.o.y.
$1.5m
(31%) y.o.y.
IMMACULATE
Organic
Gluten Free

SPINS; MULO data, period ending 10/30/2022 vs YAGO, segmenting subcategories Fz Novelties + Fz Pies & Other desserts

RECESSION PROOF

Poised to persevere through challenging markets

- Consumers tend to spend less eating out at restaurants during a recession
  - More time eating in = eating more dessert at home.
  - People crave comfort foods during difficult times.
- Doughp's penetration into Walmart, Costco, and Target provides significant tailwinds during a recession as more shoppers turn towards value channels
  - Expect consumers to be more thoughtful with where they shop, stocking up on household items for the week ahead through value channels.


Consumer Behavior in the 08-09 Recession
Spend less on eating out
Buy at value channels
YES
Buy more affordable treats
YES
Shop retailers that offer more value
YES
Stock up at the beginning of the month
YES
Buy less at convenience stores
YES = TAILWINDS FOR DOUGHP

Source: 2022 Information Resources Inc. (IRI), Leverage Recession Lessons For CPG Success, April 12, 2022

RECESSION PROOF

CPG Category Sales During Great Recession (1 of 2)

While General Merchandise and Beauty / Personal Care experienced significant sales declines, Frozen & Fresh remained relatively resilient, experiencing an increase in dollar sales and marginal decrease in unit sales.


YoY November 2008
Dollar Sales
Unit Sales
Tailwinds for Doughp
-2.1%
3.0%
-6.9%
-3.8%
0.0%
-1.9%
1.9%
-2.2%
3.3%
-0.7%
3.8%
-0.6%
6.3%



-9.6%
Total CPG
General Merchandise
Beauty/ Personal Care
Healthcare
Center Store
Frozen
Fresh/ Perishable

Source: 2022 Information Resources Inc. (IRI), Leverage Recession Lessons For CPG Success, April 12, 2022

RECESSION PROOF

CPG Category Sales During Great Recession (2 of 2)

The Cookie category experienced both strong performance through the recession and after the recession compared to most consumer product categories.

Category Performance During and Post-Recession | Volume Sales Impact (Percentage Points)



F&B
Non F&B
Performance Post Recession
(Post-Recession Growth Rate 2010-2011) – (Pre-Recession Growth Rate 2006-2007)
Resurgence
Decline
Laundry Detergent
Sports Drinks
Chocolate Candy
Deodorant
Toothpaste
Hand & Body Lotion
Air Fresheners
Crackers
Skin Care
Sanitary Napkins/Tampons
Shampoo
Blades
Toilet Tissue
Lunch Meats
Cigarettes
Soap
Paper Towels
Household Cleaner
Frozen Entrees
Food & Trash Bags
Baby Formula
Internal Analgesics
Facial Tissue
Soup
Canned/Bottled Fruit
Diapers
Beer/Cider
Cold Cereal
Cups & Plates
Fresh Bread & Rolls
Cookies
Dog Food
Dish Detergent
Salty Snacks
Vegetables - SS
Ice Cream/Sherbet
Coffee
Yogurt
Milk
Natural Cheese
Spices/Seasonings
Vitamins
Hair Coloring
Carbonated Beverages
Fresh Eggs
Breakfast Meats
Shortening & Oil
First Aid Accessories
Batteries
Snack Bars/Granola Bars
Opportunities | Focus on self-care, preventative nutrition, and at-home convenience meals, as these COVID-19-induced trends are likely to continue for the next few years.
Weak
Strong
Performance During Recession
(Recession CAGR 2007-2009) – (Pre-Recession Growth Rate 2006-2007)

Source: 2022 Information Resources Inc. (IRI), Leverage Recession Lessons For CPG Success, April 12, 2022

RECESSION PROOF

Channel Performance During Recession

Supercenter and Club performed as the best channels during the 08-10 recession, of which Doughp has launched distribution in 2022 (Walmart, Target, & Costco).



% Households Buying by Channel — 2007-8
2007
2008
Doughp Distribution
Grocery: -0.2 pts; 99.2% 99.0%
Supercenter: +4.2 pts; 60.8% 65.0%
Mass: -3.1 pts; 85.5% 82.4%
Club: +0.7 pts; 49.0% 49.7%
Drug: -1.2 pts; 77.8% 76.6%
Dollar: +0.4 pts; 54.2% 54.6%
Convenience: -0.3 pts; 28.0% 27.7%

Source: 2022 Information Resources Inc. (IRI), Leverage Recession Lessons For CPG Success, April 12, 2022

RECESSION PROOF

CPG Innovation Drives Growth During Recession

CPG brands have proven to be creative and adapt to consumers' changing needs during a recession. Both current and future Doughp products maintain innovative qualities that could attract consumers in a downturn

Coca-Cola	• Coca-Cola continued to invest in advertising and building goodwill with uplifting campaigns, such as the "Open Happiness" campaign, which helped grow volume 4-6% YOY from 2009-2012
Colgate	• Colgate grew its advertising spend 7% to $1,650M, an all-time record level, and reorganized / reprioritized product innovation, introducing new product lines such as Colgate Wisp
Chobani	• Chobani anticipated the at-home / on-the-go need and created a premium breakfast solution. Strong distribution gains in the dairy aisle led to its positioning as the 2nd largest IRI New Product Pacesetter of 2010 and driving ~$149mm in year 1 sales
Cascade	• Cascade drove 16.7% 08-10 CAGR after introducing new product SKU's via innovations in auto dishwasher detergents
Crayola	• Crayola drove 8.6% 08-10 CAGR after introducing new sub-brand specialized markers with 400%+ pricing
OLAY	• Olay drove 7.1% 08-10 CAGR after introducing more specialized, anti-aging products with a price premium of 50%+
Crest	• Crest introduced at-home teeth whitening strips as consumers were willing to spend more on DIY services, small indulgences and higher quality entrées, often as a tradeoff for not dining out or scaling back on coffeehouse purchases • Crest Pro Health introduced as the only product line to treat all seven leading oral-care problems; invested $100MM into the launch, brand's biggest launch since the 1960s • Marketing focused heavily on word-of-mouth and buzz marketing and relatively little on mass media
Oral-B	• Oral-B introduced glide floss picks to win over consumers drawn to known brands that could deliver multiple benefits, delivering both time and money savings
K, Dove, G Gatorade, Crest, Starbucks	• All pushed into adjacent categories to tap into pockets of growth
Kraft MAYO	• Significantly increased investment in advertising in 2009 to revitalize Brand; Introduced new offerings (e.g., mayo with olive oil, flavored mayo)
DOUGHP	*Partnered with strategic partner in 2022 to invest in marketing, building further brand awareness and supporting retailer distribution growth; launched a new single-serve Doughp Dunks snack pack to drive home 90's nostalgia for adults & expand share of basket for families as a kid's lunch snack; expanded distribution into recession-proof channels such as Club and Supercenter; New pricing strategy to support trial and repurchase through recessionary periods

Source: 2022 Information Resources Inc. (IRI), Leverage Recession Lessons For CPG Success, April 12, 2022

POST-COVID

Category Performance During Covid

Ice cream and Baking were in the top decile of sales growth during covid, with cookies maintaining sales.


Dollar Sales Performance / May 2020 vs. March 2020
% GROWTH IN $ SALES
60
50
40
30
20
10
0
-10
-20
-30
-40
-3.5
-3.0
-2.5
-2.0
-1.5
-1.0
-0.5
0.0
0.5
1.0
1.5
% CHANGE IN VARIETY
MUSTARD
ICE CREAM
FROZEN FRUIT
BAKING
DINNER COOKED
FROZEN SNACKS
CANNED JARFRUIT
MEXICAN SAUCE
FRESH BAKERY
HOT SAUCE
ENERGY DRINKS
SS JUICES
BREAKFAST SAUSAGE
RECIPE MIX
CRACKERS
COOKIES
RFG DESSERTS
FROZEN MEALS
FEMININE CARE
SOUP

Doughp's 50%+ growth from March '20-May '20 matched the overall ice cream category


$400K
$200K
$0
Feb 2020
Mar 2020
Apr 2020

Source: 2022 Information Resources Inc. (IRI), Leverage Recession Lessons For CPG Success, April 12, 2022

Macro Tailwinds

The Consumer and American Household Remain Strong

- Consumer confidence sits at 108 as of 9/30/22 compared to 98 at end of 6/30/2022, showing signs of a recovery
  - Consumer confidence at 108 remains higher than the average through 2020 (101)
- Personal Disposable Income measured at $18.4T at 9/30/22, an all-time high and double 2006 levels (pre-Great Recession)
  - Up 11% from pre-covid levels (2/29/2020) by almost $2T in aggregate
- Total Retail Sales of $596bn as of 9/30/22, up 7.8% YoY and 30% since pre-covid (2/29/20)
  - Total Food & Beverage Retail Sales of $79.5bn as of 9/30/22, an all-time high and 22.5% higher than pre-Covid (2/29/2020)

Consumer Confidence Index


145
135
125

F&B Retail Sales


$85,000
$82,500
$80,000
$77,500
Anomaly due to covid lockdowns
$79.5B


115
105
95
85
75
108
1/1/2020
3/1/2020
5/1/2020
7/1/2020
9/1/2020
11/1/2020
1/1/2021
3/1/2021
5/1/2021
7/1/2021
9/1/2021
11/1/2021
1/1/2022
3/1/2022
5/1/2022
7/1/2022
9/1/2022

Source: S&P CapitalIQ as of 11/01/2022


$75,000
$72,500
$70,000
$67,500
$65,000
$62,500

Financial Ingredients


DOUGHP
LEGIT COOKIE DOUGH
COOKIE MONSTA

THE NUMBERS ARE SWEET

Historical and Projected P&L

Income Statement ($000s)	2020A	2021A	2022A	2023E	2024E	2025E	2026E	CAGR 2020 - 2022A	CAGR 2022F - 2026E
DTC Revenue	$2,424	$3,657	$2,678	$3,637	$4,661	$5,855	$7,208	5%	28%
Retail Revenue	13	122	1,078	8,062	17,638	24,035	36,300	823%	141%
Brick & Mortar Revenue	225	-	-	-	-	-	-		
Total Revenue	**$2,662**	**$3,779**	**$3,756**	**$11,700**	**$22,299**	**$29,890**	**$43,509**	19%	84%
% Growth y.o.y	35%	42%	0%	211%	91%	34%	46%		
DTC COGS	(1,057)	(980)	(1,252)	(1,564)	(1,958)	(2,401)	(2,991)		
DTC Gross Profit	**$1,367**	**$2,677**	**$1,426**	**$2,073**	**$2,703**	**$3,454**	**$4,217**		
% Margin	56.4%	73.2%	53.2%	57.0%	58.0%	59.0%	58.5%		
Retail COGS			(469)	(5,104)	(10,237)	(13,076)	(20,006)		
Retail Gross Profit			**$609**	**$2,959**	**$7,402**	**$10,959**	**$16,296**		
% Margin			56.5%	36.7%	42.0%	45.6%	44.9%		
Other COGS	(290)	-	-	-	-	-	-		
DTC Shipping Costs	($563)	($790)	($662)	($1,000)	($1,212)	($1,434)	($1,730)		
Retail Shipping Costs	-	-	(90)	(479)	(842)	(769)	(815)		
Total Shipping Costs	**(563)**	**(790)**	**(752)**	**(1,479)**	**(2,054)**	**(2,203)**	**(2,545)**		
Retail Broker Fees	-	-	(69)	(384)	(770)	(1,075)	(1,643)		
Retail Trade Spend	-	-	(74)	(632)	(1,643)	(2,238)	(3,503)		
DTC Contribution Margin	**$813**	**$1,887**	**$764**	**$1,073**	**$1,491**	**$2,020**	**$2,487**		34%
% Margin	33.5%	51.6%	28.5%	29.5%	32.0%	34.5%	34.5%		
Retail Contribution Margin			**$376**	**$1,495**	**$4,146**	**$6,878**	**$10,335**		129%
% Margin			34.9%	18.5%	23.6%	28.6%	28.5%		
Total Contribution Margin	**$761**	**$2,008**	**$1,140**	**$2,568**	**$5,637**	**$8,898**	**$12,822**		83%
% Margin	28.6%	53.2%	30.4%	21.9%	25.3%	29.8%	29.5%		
Memo									
Retail Doors									
Target	-	-	280	450	1,440	1,620	1,800		59%
Walmart	-	-	225	675	1,350	2,025	2,700		86%
Costco	-	-	41	98	156	195	260		59%
Kroger	-	-	265	405	540	675	810		32%
All Other Retail Stores	-	20	325	675	1,350	2,700	5,400		102%
Total Retail Doors	**-**	**20**	**1,136**	**2,303**	**4,836**	**7,215**	**10,970**		76%
Marketing Spend	(1,001)	(2,243)	(1,000)	(1,287)	(2,230)	(2,690)	(3,481)		
Marketing Spend % of Revenue	37.6%	59.4%	26.6%	11.0%	10.0%	9.0%	8.0%		

Historicals

- Pivoted from brick & mortar to DTC pre-COVID to distribute product nationally and build brand awareness
  - All brick & mortar stores and associated liabilities are fully released
- Experienced strong DTC growth and traction in 2020-2021 with significant marketing spend; post Apple iOS 14 update in late 2021 marketing return declined significantly, as a result Doughp scaled back marketing spend dramatically in 2022
- **2022A's revenue flat vs 2021 as:**
  1. Reduced **inefficient marketing spend** in DTC to focus on retail
  2. Grew to **1,100+ doors** with blue chip retailers across the country with only 2 FT employees, Kelsey and Iz
- Lifetime revenue **CAGR of 91%**, projecting 84% CAGR through 2026 as retail channel scales

Projections

- Expect continued expansion in retail in coming years, eventually reaching **national distribution** and ~11,000 doors across blue chip and other retail stores
- In the near-term, mix shift to retail from DTC will lead to lower overall contribution margins, but as retail doors scale, reduced shipping, production, packaging, materials other unit costs will lead to **growing contribution margin**

Forward-looking projections are not guaranteed

THE NUMBERS ARE SWEET

Retail Unit Economics

Current State


$5.99
$3.59
($2.45)
$1.14
($0.43)
$0.71
MSRP
Wholesale Price
Production
Product/ Gross Profit
Shipping
Contribution Profit After Shipping

% of Rev.	68%	32%	12%	20%

At Scale


$5.99
$3.59
($1.98)
$1.61
($0.13)
$1.48
MSRP
Wholesale Price
Production
Product/ Gross Profit
Shipping
Contribution Profit After Shipping

% of Rev.	55%	45%	4%	41%

*As Doughp's volumes increase, production and shipping marginal costs will decrease, **leading to higher contribution margins for the business**. In addition, broker fees and trade spend are significantly reduced as the company scales its sales team and increases brand awareness and distribution.*

Note: Represents conventional retail with direct distribution, which currently includes Walmart and Target. Kroger is an FOB distribution through UNFI, and Costco has different pricing as a Club model.

THE NUMBERS ARE SWEET

Direct-To-Consumer Unit Economics

Current State


$48.00
($8.76)
$39.24
($5.04)
($4.80)
($0.72)
($1.20)
$27.48
($13.92)
$13.56
Average Order Value
Production
Product Profit
Fulfillment
Discounts
Refunds
Merchant Fees
Gross Profit
Shipping
Contribution Profit

% of Rev.	18%	**82%**	11%	10%	1.5%	2.5%	**57%**	29%	**28%**

At Scale


$48.00
($7.36)
$40.64
($5.76)
($4.80)
($0.72)
($1.20)
$28.16
($11.50)
$16.66
Average Order Value
Production
Product Profit
Fulfillment
Discounts
Refunds
Merchant Fees
Gross Profit
Shipping
Contribution Profit

% of Rev.	15%	**85%**	12%	10%	1.5%	2.5%	**59%**	24%	**35%**

*As Doughp's volumes increase, production and fulfillment marginal costs will decrease, **leading to higher contribution margins for the business**. In addition, significant DTC marketing spend will not be required as brand name awareness grows in the Retail channel*

TAKES DOUGH TO MAKE DOUGH.

Use of Funds

Raising $618k to continue crushing the dough game.


Reserves/Debt


$618k
Terms on Wefunder page
15.0%
Talent
10.0%
R&D
15.0%
Working Capital
35.0%
Marketing
25.0%
12 month use of funds.
DOUGHP INC • CONFIDENTIAL INFORMATION
48

Downloads

Doughp Pitch Deck Wefunder 2023.pdf